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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                            Commission File Number O-27202

                           NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:______________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advanced Lighting Technologies, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
32000 Aurora Road
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City, state and zip code Solon, Ohio 44139
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on
     [X] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As previously announced on September 17, 2002, the Company is in default under its $38 million credit facility and has an agreement with the banks under the credit facility to provide continued access to the facility until at least October 10, 2002. In addition, as a condition of this agreement, the Company did not pay the interest payment due on its 8% Senior Notes due 2008. The existence of the default on the bank credit facility and the decision of the banks to grant forbearance rather than to amend the bank credit facility, has substantially changed the nature of the disclosures required in the Company's Annual Report on Form 10-K.

         The Company has been diligently working on the required revisions to its draft Form 10-K. However, the individuals involved in the drafting and review of the Form 10-K are also devoting substantial time to the business issues regarding the Company's pursuit of alternative financing. The Company could not complete the necessary revision and review without unreasonable effort and expense.

         The Company believes it will be able to complete the revision and review of the Form 10-K on or prior to October 15, 2002.





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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this
             information Steven C. Potts    (440) 836-7103
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                             [X] Yes [ ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Results of Operations for Fiscal 2002 will reflect the previously reported net loss of ($93,853,000) for the nine months ended March 31, 2002 compared with net income of $664,000 for the prior year period. The reductions in income are primarily due to a cumulative effect of accounting change ($71,171,000) resulting from the adoption of FAS 142, special charges recorded in the first fiscal quarter ($9,697,000) and a non-cash charge for the impairment of an officer loan ($5,500,000). A detailed discussion of these results can be found in the Company's Report on Form 10-Q for the period ended March 31, 2002.

         Results of Operations for Fiscal 2002 are also expected to reflect a net loss of approximately ($6.5 million) for the quarter ended June 30, 2002 compared with a net loss of ($393,000) for the prior year period. The Company's results in the quarter ended June 30, 2002 reflect the divestiture of certain fixture subsidiaries in December 2001, which were included in the operating results for the year earlier period. The major negative components in the June 30, 2002 quarter include a non-cash charge for the difference between the carrying value and the fair value of telecommunications equipment ($1.6 million) and a non-cash charge for the impairment of an officer loan ($1.6 million). The results for the prior year quarter were favorably impacted by a gain on the sale of property in the amount of $1,115,000 and elimination of an acquisition-related litigation accrual of $1,347,000.






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                      Advanced Lighting Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 30, 2002             By /s/ Steven C. Potts
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                                        Steven C. Potts, Chief Financial Officer